

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 17, 2018

Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
13241 Bartram Park Blvd., Suite 2401
Jacksonville, FL 32258

> **Re: Shepherd's Finance, LLC**
> **Registration Statement on Form S-1**
> **Filed May 1, 2018**
> **File No. 333-224557**

Dear Mr. Wallach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note that you issued notes with an aggregate principal amount of approximately $18 million from April 2015 through April 2018. Please confirm that the amount that you are registering reflects your bona fide reasonable estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement. Please refer to Rule 415(a)(2) of the Securities Act. For additional guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 212.16.

The Offering, page 10

2.   Please explain how you ensure that offering renewals of your notes to security holders with terms that may differ from the original note in significant ways does not function as a delayed offering which would not be permitted under this registration statement. Revise the discussions of these renewals as appropriate in the registration statement.

Exhibit 23.1

3.   Please revise future auditor's consents so that they include a reference to consolidated financial statements as of and for the year ended December 31, 2016 as well as for the year ended December 31, 2017.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

                                Sincerely,

                                /s Erin E. Martin

                                Erin E. Martin
                                Special Counsel
                                Office of Financial Services